February 11, 2022

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Heather Clark and Jean Yu

Re:    Novelis Inc.
    Form 10-K for Fiscal Year Ended March 31, 2021
    Filed May 12, 2021
    File No. 001-32312

Dear Ms. Clark and Ms. Yu:

    This letter sets forth the responses of Novelis Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Form 10-K for the fiscal year ended March 31, 2021. The Staff’s comment was provided to the Company in a letter dated February 3, 2022. For the convenience of the Staff, the text of the comment is reproduced in its entirety followed by our response.
Form 10-K for the Fiscal Year Ended March 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Free Cash Flow, page 36

Comment 1:    We note your non-GAAP measure of free cash flow on page 36. Please be advised that free cash flow is typically calculated as cash flow from operating activities less capital expenditures. As your free cash flow measure is calculated differently and consists of other items, revise the title of the measure to distinguish it from free cash flow, such as adjusted free cash flow, to avoid confusion. Refer to Question No. 102.07 of the C&DI on Non-GAAP Financial Measures. Similarly revise the title of free cash flow in your Form 10-Qs, earnings releases and elsewhere as appropriate.

Novelis Inc.
3560 Lenox Road NE, Suite 2000, Atlanta, GA 30326
T: +1 404-760-4000 | W: www.novelis.com

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
February 11, 2022

Response 1:    The Company notes the Staff’s comment and will appropriately label our free cash flow calculation as “Adjusted Free Cash Flow” in all future filings, earnings releases, investor presentations and similar materials. Also, please note that we labelled this appropriately on our most recent filing on Form 10-Q for the quarter and nine-month periods ending December 31, 2021 and 2020, which was filed on February 7, 2022.

    Please feel free to call the undersigned at (770) 299-7640 with any questions concerning our response to the Staff’s comment.

Sincerely,

/s/ Devinder Ahuja

Devinder Ahuja
Chief Financial Officer

cc:	Chris Courts, Senior Vice President and General Counsel, Corporate Secretary and Compliance Officer, Novelis Inc.
Stephanie Rauls, Senior Vice President, Deputy Chief Financial Officer & Chief Accounting Officer, Novelis Inc.
Chirag Shah, Assistant General Counsel, Novelis Inc.
Keith M. Townsend, King & Spalding LLP
Kevin Kelly, PricewaterhouseCoopers LLP

Novelis Inc.
3560 Lenox Road NE, Suite 2000, Atlanta, GA 30326
T: +1 404-760-4000 | W: www.novelis.com